Orbital Corporation Limited ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
ASX Code: OEC
OTCBB Code: OBTLY
FOR IMMEDIATE RELEASE: 20 FEBRUARY 2008

ORBITAL DELIVERS IMPROVED INTERIM FINANCIAL RESULTS

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PERTH, AUSTRALIA – 20 February 2008 – Orbital Corporation Limited (ASX: OEC – “Orbital”) today announced its financial results for the half year ended 31 December 2007

Highlights

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Reduced net loss after tax of $389,000 compared to a loss of $429,000 for the same period last year.

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Revenue of $7.8 million at similar levels to the record 2006 half year, despite a reduced Engineering Services order book and slower start to FY08.

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First cash dividend payment of US$840,000 received from the Synerject manufacturing JV.

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New Synerject manufacturing facility commissioned in China with production of new electronic control units for motorcycles underway.

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Polaris introduces first production all-terrain vehicle using Orbital Direct Injection (DI) technology.

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Orbital launches the new “FlexDI” product to enable a “One engine – Any fuel” capability for future engines.

FINANCIAL OVERVIEW

	Dec 2007	Dec 2006
Revenue Operating result before Synerject Synerject profit	$’m 7.79 (0.58) 0.43	$’m 8.21 (0.63) 0.83
Results from operating activities Net loss after taxation	(0.15) (0.39)	0.20 (0.43)
Loss per share (cents)	(0.08)	(0.10)

Orbital reported a reduced net loss after tax for the half year of $389,000, compared with a loss of $429,000 for the previous corresponding half, which was in line with the earnings guidance provided to the market in January.

The bottom line result was struck on total revenue for the period of $7.79 million which compares with the record $8.21 million generated for the previous corresponding period. Revenue would have been marginally higher than last year’s record but for the stronger Australian dollar.

Royalty and licence income of $1.03 million for the first half was in line with the previous corresponding period (2006: $1.06 million) with increased royalty volumes offset by the stronger Australian dollar.

Orbital’s share of profits from Synerject LLC – its 50:50 international manufacturing joint venture with Siemens-VDO Automotive – was $430,000, compared with $833,000 for the previous corresponding period. This reflected slightly reduced revenue of US$34.4 million (2006: US$35.7 million) due to the slowdown in the recreational marine market in North America. This was partially offset by increased revenue across a range of other customers in Europe and Asia. The Synerject equity accounted result included an increase in net start up costs with respect to the China operation.

Notwithstanding the increased costs in China, the Synerject business generated cash from operations during the December half year of US$0.3 million (or US$1.3 million before working capital movements).

Total expenses decreased by $0.47 million to $8.37 million (2006: $8.84 million), although expenses during the previous corresponding period included a one-off $582,000 expense to settle a dispute with Coles Myer Limited regarding Research & Development syndication arrangements.

Orbital’s net cash outflow from operating activities was $2.66 million for the half year. This primarily reflected an increase in working capital, in particular an increase in receivables and a decrease in revenue received in advance totalling $3.12 million. Operating cash inflow before working capital movements was $0.46 million (2006: $(0.20) million outflow). In September 2007, Orbital received a payment of US$840,000, being the first dividend from the Synerject manufacturing Joint Venture.

Orbital remains in a sound financial position, with cash and cash equivalents of $9.39 million as at 31 December 2007 (2006: $11.29 million) and cash reserves of $10.50 million at the end of January. Net assets at 31 December 2007 were $15.89 million (2006: $16.40 million). Orbital’s balance sheet provides capacity to fund growth opportunities as they arise and available funds to take up the Synerject investment option later this year.

Detailed comments on Orbital’s three revenue streams are as follows:

Synerject

Synerject paid its first dividend to the JV parent companies of US$840,000 each.

The Synerject business continued to perform well during the half year despite generally tough market conditions in North America for the marine market due to the slowing US economy. Overall operating profits were in line with the previous year, without taking into account the new M3 electronic control unit development costs.

The Delavan acquisition continues to deliver good returns in the face of lower overall revenue and volumes, mainly due to efficiency improvements implemented in this plant throughout last year.

New products in the snowmobile market incorporating the E-TEC components from Delavan have been launched by Bombardier Recreational Products (BRP) in January 2008, which gives improved confidence for future sales growth from this operation.

The establishment of the new Synerject manufacturing facility in Changchun in China has progressed, with the first shipment of production control units now underway to customers in Taiwan. The introduction of Euro 3 emissions for new motorcycles in China has been triggered in January, which represents an important driver for the future introduction of engine management systems in the motorcycle market for the medium to long term. In the near term, Synerject is focussing on the more mature markets in Taiwan, Europe and USA where demand for engine management systems is continuing to ramp up.

Synerject generated positive operating cash flow during the half year of US$0.3 million, after the increased start-up costs at the China manufacturing facility.

Engineering Services

Sales revenue and earnings contribution for the half year from Orbital’s Engineering Services division, when adjusted for the strengthening Australian dollar, were similar to 2006, which was a record half year for engineering services revenue. Engineering costs were similar to 2006, with overheads reduced year-on-year despite the increased pressure on salary and wage levels in the Australian market.

Order intake improved significantly during the 1st quarter and Engineering Services revenue increased during the 2nd quarter, with the Engineering Services order book standing at almost $7 million at the end of January.

Some examples of the more recent programs within the Engineering Services division include:

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the design and development of a new family of “clean” general purpose engines (including lawnmowers and generators) to be manufactured in China for the US market;

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a long term contract with the Roads and Traffic authority of NSW to complete the second National In-Service Emissions Study (NISE2); and

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continuing contract work to assist in the development of a dual fuel (CNG/Diesel) engine management system (EMS) suitable for the Australian heavy duty truck fleet.

A new initiative to commercialise Orbital’s recent R&D was launched at the Company’s Annual General Meeting in October 2007 with the new brand “FlexDI”.

FlexDI is a unique system offering the widest range of solutions possible in one combustion system. One engine designed to use FlexDI can use various fuel types without the need for additional costly base engine design and development.

The new FlexDI product has been targeted at some of Orbital’s existing customer base in China and India with very positive feedback. This new product and brand further enhances Orbital’s reputation as a leading edge development group for alternative and gaseous fuels, which the Company views as an important expanding market opportunity for both its services and technology.

Royalties and Licences

The overall number of Orbital DI engines earning royalties increased during the half year to 31 December compared with the previous corresponding period, with a strong performance in particular from the Mercury Optimax engine range, with volumes increasing by 10% year-on-year.

The total number of engines which have been produced using Orbital DI has now reached in excess of 550,000, with cumulative total CO2 savings over the lifetime of these engines now in excess of 1.6 million tonnes.

Although royalty-bearing engine numbers increased during the half year, the overall revenue for licences and royalties was in line with the previous year due mainly to the impact of the stronger Australian dollar.

The Orbital DI marine market remained strong despite an overall softer market due to the slowing US economy. More recently, Mercury Optimax has been awarded the JD Power award for the highest customer satisfaction in the Direct Injected outboard category for the 3rd consecutive year.

Bajaj in India launched the first gasoline-powered DI autorickshaw in May 2007, and in December followed up with a widespread marketing campaign to raise awareness of the new product through their dealer network. Initial launch volumes have been maintained at relatively low levels by Bajaj until the dealers and customers become familiar with the product. We would expect a gradual increase in volumes throughout this year now that Bajaj has clarified its roll-out plans for this DI product across certain cities in India.

Orbital announced in September 2007 that Polaris would be the first production customer for the Orbital DI 4-stroke technology. This multi-fuel, all-terrain vehicle represents a key milestone for the wider introduction of Orbital DI technology to other 4-stroke engine markets.

Other key milestones during the half year included:

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the Kymco KDI X-Mode 100 motorcycle utilising Orbital DI received the Taiwan Environmental Protection Agency (EPA) award as the best overall motorcycle in their green motorcycle ranking; and

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approval announced in September 2007 for Envirofit to commence production of their retrofit kit incorporating Orbital DI for the 3-wheeler taxi fleets in the Philippines.

Outlook

Orbital has a seasonal business with a traditional improvement in financial results generally seen in the 2nd half as marine and motorcycle customers build product for sale in the northern hemisphere summer. These seasonal factors are reflected both in Synerject’s manufacturing operations and the Company’s royalty revenue.

A similar pattern is being seen during the current financial year, with the Company expecting to generate a profit in the second half and a profit for the 2008 financial year as a whole.

The engineering order book at 31 January 2008 stands close to $7 million, which provides confidence that the Engineering Services business segment will continue to make a contribution to earnings. New product launches in India and China are not expected to generate profits until next financial year but this investment will provide the Synerject business with a solid foundation for participating in these high-growth markets as motorcycles are progressively converted to engine management systems in Asia over the next five years.

Orbital continues to position itself as a key provider of innovative solutions for a cleaner world, as evidenced by the growing range of new products incorporating Orbital technology which are scheduled to be rolled out over the coming two years.

FlexDI and the associated engineering skills will be a cornerstone of the Company’s marketing campaign in the coming months as the Group continues to work towards enhancing its current revenue streams.

The Company’s cash position will also enable Orbital to continue to investigate other business opportunities for growth through alliances, acquisitions or joint ventures.

A media release pertaining to this announcement is attached.

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the worlds producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.

ENDS

CONTACTS	Australia: Dr Rod Houston Chief Executive Officer Mr. Keith Halliwell Chief Financial Officer Tel: +61 8 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au